Zentek Ltd. Receives Favorable Judgment in Long-Standing Litigation

Ontario Superior Court Dismisses Claims Originally

Exceeding $6 Million Against Zentek

Guelph, Ontario, March 13, 2026 - Zentek Ltd. (TSX-V: ZEN) (NASDAQ: ZTEK) ("Zentek" or the "Company") announces that the Ontario Superior Court of Justice (Commercial List) has issued its Reasons for Judgment dated March 12, 2026, in the companion actions Eveleigh et al. v. Zenyatta; Zentek v. Eveleigh et al., 2026 ONSC 1510.

Background

The litigation arose following the removal of Aubrey Eveleigh, the Company's founder and former President and Chief Executive Officer, by shareholders at a special meeting held on May 11, 2018. The two companion actions were tried together before Justice Osborne of the Ontario Superior Court of Justice.

Outcome

The Court dismissed substantially all claims advanced by Mr. Eveleigh and his consulting firm, Eveleigh Geological Consulting Inc. Original claims, as filed, exceeded $6 million. At trial, the claims were refined and the Court denied all remaining monetary claims, specifically:

• A Success Fee claim of $282,500 - denied on the basis that the pre-feasibility study required to trigger the payment obligation was never commenced;

• Severance claims totaling $1,350,000 under the President's Agreement and related Memorandum of Agreement - found to be void and unenforceable as a result of breaches of fiduciary duty;

• Unpaid wages of $51,748.82 - denied;

• Defamation damages of $75,000 - denied, with the Court finding the relevant statements were factually accurate; and

• Indemnification claims of approximately $194,000 in costs and disbursements - denied.

With respect to Zentek's claim for cancellation of 4.5 million founder shares and disgorgement of profits, the Court found that the shares had been properly issued and that there was no basis to set aside the issuance.

CEO Comment

"This judgment closes a chapter that has been part of Zentek's history since before I arrived on December 1," said Moe Jiwan, CEO of Zentek. "The Court's decision speaks for itself. What matters now is execution - on Albany, on ZenGUARD™, on Triera, and on building the foundation this company deserves. We move forward."

About Zentek

Zentek Ltd. is a Canadian intellectual property development and commercialization company advancing a portfolio of graphene-enabled and advanced material technologies across clean air, next-generation materials, and critical minerals. The Company's core platforms are Albany Graphite, ZenGUARD™, and Triera.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of applicable Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on assumptions and estimates that management considers reasonable at the time they are made, but which may prove to be incorrect. Readers are cautioned not to place undue reliance on forward-looking statements. Zentek undertakes no obligation to update forward-looking statements except as required by applicable law. Additional information about Zentek and its business activities is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

For further information:

Mohammed (Moe) Jiwan

Chief Executive Officer, Zentek Ltd.

T: 416-709-8876

E: mjiwan2@zentek.com

W: www.zentek.com